DORSEY
DORSEY & WHITNEY LLP

September 17, 2007

VIA COURIER

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
U.S.A

Attn: Paul Dudek, Office Chief
Office of International Corporate Financ

Re: Addax Petroleum Corporation (the "Company")
Filing Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
(SEC File No. 82-35055)

Ladies and Gentlemen:

On behalf of our client, the Company, we hereby submit for filing the following materials pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended:

A. Information which the Company has made public pursuant to Canadian federal and provincial corporate and securities laws

- Press releases filed on Sedar on the below stated date. There is no law mandating this filing, however, it is considered good corporate practice to file such documents.
    - September 13, 2007

B. Information filed by the Company with the Toronto Stock Exchange

None

C. Information which the Company has distributed to its security holders

None

dlw 9/19

File No. 82-35055

Please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning such copy to the undersigned in the envelope enclosed for your convenience. If you have any questions regarding the enclosures, please do not hesitate to call Jodie Kaufman at (416) 367-7375.

Sincerely,

Jodie M. Kaufman

ADDAX PETROLEUM

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, AUSTRALIA OR JAPAN

ADDAX PETROLEUM INCREASES GABON PRODUCTION TO OVER 30,000 BARRELS PER DAY ONE YEAR AFTER ACQUISITION

Addax Petroleum total production exceeds 140,000 barrels per day for first time

Calgary, September 13, 2007 /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX/LSE:AXC) is pleased to announce that one year after the acquisition of the operations of Pan Ocean Energy Corporation Limited ("Pan Ocean"), it has increased production more than three-fold to in excess of 30,000 barrels per day. In addition to this strong production growth, the Corporation announced in January 2007 a 45 per cent increase in its gross working interest proved plus probable reserves as at December 31, 2006. This substantial growth has been achieved primarily by increasing organisational capabilities, operating an intensive drilling campaign and constructing related production and export facilities.

Commenting, Jean Claude Gandur, President and Chief Executive Officer of Addax Petroleum said: "We are extremely pleased with the results of our first year of operations in Gabon during which we have significantly increased production, booked a large increase in reserves and have become an integral operator in the country. We were confident that our additional investment and results based approach would facilitate this growth and are pleased to demonstrate our achievements to shareholders. Our property portfolio in Gabon has been a large contributor to achieving daily production in excess of 140,000 barrels per day, continues to be a good complement to our operations in Nigeria and has become a vital component of Addax Petroleum's future."

Background

Addax Petroleum completed the acquisition of the exploration and production assets of Pan Ocean in September 2006. The assets acquired consist primarily of the operated, onshore Maghena, Panthere NZE and Remboue license areas containing the producing Tsiengui, Obangue and Remboue oil fields and the Autour oil discovery. The assets acquired also included the non-operated onshore Awoun license area containing the Koula oil field development and the Damier oil discovery, and the non-operated offshore Etame Marin license area which contains the Etame, South Tchibala / Avouma and the Ebouri oil fields.

During the first year of ownership Addax Petroleum has, on its operated onshore properties, focussed primarily on the production and reserves development in addition to preparing for future exploration and, on both the non-operated onshore and offshore properties, has been proactive with its partners to encourage increased development and exploration activity. Accordingly,

through activity and investment since acquisition, Addax Petroleum has grown significantly its business in Gabon in terms of production, reserves, exploration potential and organisational capability.

Production and Development

Since the acquisition of Pan Ocean in early September, 2006, gross oil production from Addax Petroleum's Gabon assets, tabulated below, has grown steadily from an average of 9.2 Mbbl/d to 26.5 Mbbl/d. Presently, oil production is approximately 30 Mbbl/d barrels per day. Much of the production increase has occurred in the past month as the Corporation has overcome and corrected a number of minor operational issues onshore which had otherwise constrained production.

Mbbl/d	2006			2007		
	Sept	**Q4**	**Q1**	**Q2**	**Jul**	**Aug**
Onshore, operated	3.8	7.3	12.0	12.5	12.4	20.1
Offshore, non-operated	5.4	5.1	6.3	6.4	6.4	6.4
Total Gabon	**9.2**	**12.4**	**18.3**	**18.9**	**18.8**	**26.5**

Year-over-year production increases have been driven by a high level of development activity on the main Addax Petroleum operated onshore producing Tsiengui and Obangue fields including bringing 14 new wells on production, adding a second dedicated drilling rig, expansion of related production and export facilities including the commissioning of a new 30-kilometre, 10-inch export pipeline. The development of the Tsiengui and Obangue fields will continue into 2008. There is also increased development activity on the Corporation's non-operated properties, where the development has commenced for the onshore Koula field in Awoun and the offshore Ebouri field in Etame Marin. As Addax Petroleum expects to continue growing production from onshore Gabon beyond its current export capacity, the Corporation has commenced the extension of its export system, including a new 38-kilometre, 12-inch pipeline which will allow for further increases in production by availing of spare capacity through the Shell operated Rabi station. The Corporation expects the expanded export system to be commissioned in the second half of 2008.

Addax Petroleum expects its Gabon production to average approximately 30 Mbbl/d for the remainder of 2007, subject to sufficient pipeline capacity from another operator, and in combination with the Corporation's Nigeria operations, overall production is expected to average in excess of 140 Mbbl/d for the remainder of 2007. Addax Petroleum surpassed the 140 Mbbl/d production level for the first time in the Corporation's history in early September 2007.

In Gabon, and as previously announced by Addax Petroleum on January 18, 2007, Addax Petroleum's gross working interest proved plus probable reserves were estimated by the Corporation's independent reservoir engineers, Netherland, Sewell and Associates, to be 98.2 MMbbl as at December 31, 2006. This represented an increase of 45 per cent over the reported gross working interest proved plus probable reserves of 67.5 MMbbl as at December 31, 2005 as estimated by the previous operator's independent reserve engineers.

Exploration and Appraisal

Whereas production development and growth has been the primary focus in this first year, the Corporation has been active to progress the exploration potential of its Gabon licenses, particularly onshore. The Corporation has commenced a 164 km^2, 3D seismic acquisition campaign on the onshore Maghena and Awoun license areas and on the Panthere NZE license area, drilled a successful appraisal well at the Autour field and plans to appraise further in 2008. The Corporation's onshore operated exploration position was further increased through the acquisition, subject to government consent, of a 50 per cent interest in the Epaemeno license area, immediately north of the Corporation's Maghena and Awoun license areas.

About Addax Petroleum

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on West Africa and the Middle East. Addax Petroleum is one of the largest independent oil producers in West Africa and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of approximately 123,000 bbl/d for the second quarter of 2007. Further information about Addax Petroleum is available at www.addaxpetroleum.com or at www.sedar.com.

Legal Notice – Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "could", "should", "would" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, and environmental matters. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and

seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

For additional information, please contact:

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41(0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Mac Penney
Press Relations
Tel.: +1 (416) 934 80 11
mac.penney@cossette.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Alisdair Haythornthwaite
Press Relations
Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

END